UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2026

Commission file number: 001-41482

Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

7 Mezada St.
Bnei Brak, Israel 5126112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Director Appointment to Board Committees

On February 2, 2026, following the recommendation of the nominating and governance committee, the board of directors (the “Board”) of Jeffs’ Brands Ltd (the “Company”) appointed Ms. Tali Dinar, a current Class I director of the Company, to serve on the Company’s audit committee, compensation committee and nominating and governance committee of the Board, to replace Mr. Moshe Revach who resigned, effective immediately. Mr. Revach will continue to serve as a Class I director of the Company.

Ms. Dinar qualifies as an independent director under the listing rules of The Nasdaq Stock Market LLC (“Nasdaq”) and meets the additional independence requirements of the Securities and Exchange Commission (the “SEC”) and Nasdaq applicable to audit committee and compensation committee members. The Board also determined that Ms. Dinar has the requisite qualifications based on her education and experience to qualify as an “audit committee financial expert,” as defined under the rules of the SEC and Nasdaq, and was designated as such.

Press Release

On February 2, 2026, the Company issued a press release titled “Jeffs’ Brands’ KeepZone AI Will Serve as Hydrogen-Powered Drone Systems’ Prime Contractor to Support Government and Defense Clients”, a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”).

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-277188, File No. 333-262835, File No. 333-283848, File No. 333-283904, File No. 333-285030 and File No. 333-287341) and Registration Statements on Form S-8 (File No. 333-269119, File No. 333-280459 and File No. 333-291322), to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press Release issued by Jeffs’ Brands Ltd, dated February 2, 2026, titled “Jeffs’ Brands’ KeepZone AI Will Serve as Hydrogen-Powered Drone Systems’ Prime Contractor to Support Government and Defense Clients”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: February 3, 2026	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

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